FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 25, 2007

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. (THE "COMPANY") ANNOUNCES A LAWSUIT AND REQUEST FOR
CERTIFICATION OF THE LAWSUIT AS A CLASS ACTION WERE FILED AGAINST IT

Netanya, Israel - April 25, 2007 - Cellcom Israel Ltd. (NYSE: CEL), announced that on April 23, 2007, the Company was informed that a lawsuit and a request for certification of the lawsuit as a class action, were filed against the Company in the District Court of Tel-Aviv by two plaintiffs who claim to be subscribers of the Company. The Company hasn't yet been served, as required by law, with the lawsuit and request to certify it as class action.

The plaintiffs claim that the Company raised its tariffs unlawfully and in violation of its license, in pricing plans that include a commitment to purchase certain services for a fixed period.

If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 230,550,000.

At this preliminary stage, we are unable to assess the lawsuit's chances of success.

About Cellcom Israel Ltd.
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom provides its 2.884 million subscribers (as at December 2006) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom's technologically advanced infrastructure. The Company operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired etc. In April 2006 Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. For additional information please visit the Company's website http://www.cellcom.co.il/Cultures/en-US/InvestorRelations

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646-213-1914

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	April 25 , 2007	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel